UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

DATONE, INC.
(Name of Small Business Issuer its charter)

Delaware	16-1591157
State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7325 Oswego Road, Liverpool, NY	13090
(Address of principal executive offices)	(Zip Code)

Issuer's Telephone Number: (315) 451-7515

With Copies to:
Benjamin Tan, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY 10006
Telephone: (212) 930-9700

Securities to be registered under Section 12(b) of the Act:

Title of each class To be registered	Name of each exchange on which Each class is to be registered

N/A	N/A

Securities to be registered under Section 12 (g) of the Act:

Common Stock, par value $0.0001 per share
(Title of Class)

DATONE INC.
INFORMATION REQUIRED IN INFORMATION STATEMENT

Our Information Statement is Exhibit 99.1 to this Form 10-SB. For your convenience, we have provided below a cross-reference sheet identifying where the items required by Form 10-SB can be found in the Information Statement.

Part I

Item No.	Caption	Location in Information Statement
1.	Description of Business	“Summary”; “The Distribution”; “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; “Our Business”; and “Where You Can Find More Information”

2.	Management’s Discussion and Analysis or Plan of Operation	“Management’s Discussion and Analysis of Financial Condition and Results of Operations”

3.	Description of Property	“Our Business - Description of Property”

4.	Security Ownership of Certain Beneficial Owners and Management	“Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers, Promoters and Control Persons	“Management”

6.	Executive Compensation	“Management - Executive Compensation”

7.	Certain Relationships and Related Transactions and Director Independence	“Certain Relationships and Related Transactions”

8.	Description of Securities	“Description of Capital Stock”

Part II

Item No.	Caption	Location in Information Statement
1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters	“Summary”; “The Distribution”; “Dividend Policy”; and “Description of Capital Stock”

2.	Legal Proceedings	“Our Business - Legal Proceedings”

3.	Changes in and Disagreements with Accountants	“Our Business - Changes In and Disagreements with Accountants”

4.	Recent Sales of Unregistered Securities	Not Applicable

5.	Indemnification of Directors and Officers	“Liability and Indemnification of Officers, Directors and Others”

Part F/S

Item No.	Caption	Location in Information Statement
1.	Financial Statement	“Index to Financial Statements” and the financial statements referenced thereon.

Part III

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Datone, Inc.

3.2	Bylaws of Datone, Inc.

10.1	Trust Agreement between Eastern Environment Solutions, Corp. (formerly known as USIP.Com, Inc.) and Carl Worboys.

23.1	Consent from Moore & Associates, Chartered

99.1	Information Statement dated March __, 2008

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATONE, INC.

Date: February 1, 2008	/s/ Craig Burton By: Craig Burton
Title: Chief Executive Officer